SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

mschmidtberger@sidley.com (212) 839-5458	FOUNDED 1866

October 16, 2006

Karen J. Garnett (Mail Stop 4561)

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PowerShares DB US Dollar Index Trust

DB US Dollar Index Master Trust

Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, Filed on

October 16, 2006, Registration No. 333-136574 and 333-136574-01

Dear Ms. Garnett:

Thank you for your comment letter of September 6, 2006 addressed to Kevin Rich of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned registration statement (the “Registration Statement”) for PowerShares DB US Dollar Index Trust (the “Trust”) and DB US Dollar Index Master Trust (the “Master Trust”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the Registration Statement.

General

1.	Please tell us why the Bullish Fund and the Bearish Fund should not be viewed as separate registrants. We note that shares of each fund will trade separately, that the shares will be offered separately, and that offering proceeds from each fund will be separately invested. We also note that you intend to provide separate financial information for each fund.

Response:

The Bullish Fund and the Bearish Fund are separate series of a Delaware statutory trust. A separate series of a Delaware statutory trust is a segregated pool of assets of the statutory trust and not a separately cognizable legal entity: a series cannot issue securities, cannot sue or be sued, cannot contract and cannot take any other action independently of the Delaware statutory trust of which it is a part. Consequently, we respectfully submit, a

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

October 16, 2006

series of a Delaware statutory trust is not a “person” or an “issuer” within the meaning of the Securities Act, is not eligible separately to register under the Securities Act, and cannot sign a registration statement and undertake the duties of a registrant. Only the statutory trust itself is legally cognizable and able to take any of the foregoing actions. A series serves merely to “ring-fence” certain specified property and obligations of the statutory trust and the profits and losses associated therewith so that, provided certain formalities are observed, creditors of the statutory trust generally, or of any one or more of its other series, are unable to proceed against the specified property of the series. It does not function to form a new, separately cognizable legal personality. See 12 Del. C. § 3804.

For purposes of the registration requirements of the Securities Act, we respectfully submit that it is appropriate to view the separate series of a Delaware statutory trust as functionally equivalent to different classes of equity securities of a single issuer. Indeed, this is the approach the staff appears to have taken in respect of the numerous multi-series commodity pools that have been permitted to register on a single registration statement in the past. See, for example, Quadriga Superfund, L.P. (SEC Registration No. 333-136804), World Monitor Trust III (SEC Registration No. 333-119612), The Frontier Fund (SEC Registration No. 333-129701).

In registering multiple series of a single issuer on a single registration statement, sponsors of commodity pools take their cue from sponsors of mutual funds and ETFs. The registration under the Securities Act of each series of a single issuer organized in multiple series (each separate as to its assets and liabilities and with separate voting rights) is contemplated with specificity by Section 18(f)(2) of the Investment Company Act, Rule 18f-2 thereunder and Form N-1A (the form on which mutual funds and most ETFs register their shares under the Securities Act). Indeed, we respectfully submit that the Delaware statutory trust organized in series is a common form of organization of mutual fund and ETF families, and that examples of each are so numerous that to cite specific examples is unnecessary. The Bullish Fund and the Bearish Fund will be listed on a national securities exchange like an ETF and are structurally and analytically analogous to ETFs and ETF families in many respects, although commodity pools are not eligible to register on Form N-1A because they are not investment companies within the meaning of the Investment Company Act. The availability of a particular form for registration under the Securities Act would appear, in our judgment, to be irrelevant to the substantive question raised, but we bring Form N-1A to your attention because it is a form published by the Division of Corporation Finance that specifically contemplates the registration under the Securities Act of the securities of a single issuer organized in multiple series on a single registration statement.

October 16, 2006

Finally, we submit that the use of a multi-series entity for the organization of collective investment vehicles to be registered under the Securities Act is beneficial to investors as it tends to promote administrative efficiency and reduce administrative expense. Please see the sub-section “The Trust and the Funds; The Master Trust and the Master Funds” in the “Summary” section on page 1.

2.	We note that you are proposing to sell both units of beneficial interest in the “Bullish Fund” and the “Bearish Fund.” Please revise the “Calculation of Registration Fee” table on the facing page to separately reflect both of these classes of securities and register a specific amount of each that you intend to sell in the proposed offering. In addition, please revise the Plan of Distribution section and all other relevant locations to indicate the number of shares being registered in each class.

Response:

We have revised the facing page in response to the foregoing comment.

We respectfully submit that the number of shares being registered in each class is irrelevant to an investor’s investment decision. In fact, there is no maximum number of shares of either class that will be offered. The parties to the registration statement expect all Shares registered thereby to be sold within two years, at which point additional Shares will be registered and the offering will continue. In this regard, the Funds are indistinguishable from any other public commodity pool. If Form S-1 permitted the registration of an unlimited number of Shares of each class (in a manner analogous to Form N-1A, the form on which mutual funds and most ETFs register their Shares under the Securities Act), the Managing Owner surely would cause the Funds do so. The fact that a limited number of Shares of each class is being registered at this time on this registration statement is driven entirely by the requirements of Form S-1 and the fact that no other form is available to the Funds. Indeed, the arbitrage mechanism by which creations and redemptions of Baskets by Authorized Purchasers tend to cause the market price per Share to converge with net asset value per Share if the forces of supply and demand for Shares on the Amex cause the market price per Share to diverge from net asset value per Share, is dependent upon a continuous availability of registered Shares in perpetuity to facilitate new creations – shares once redeemed cannot be re-issued. In light of the foregoing, we have not added any additional disclosure regarding the number of Shares being registered in each class.

October 16, 2006

3.	Please provide us with any pictures, graphics or artwork that you intend to use in the prospectus.

Response:

There is no current intention to use pictures, graphics or artwork in the prospectus other than the structure chart on page 17. The issuer and the Managing Owner undertake to provide any such materials should a decision to include any such materials be made.

Prospectus Cover Page

4.	Please limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision. Currently, your cover page contains detailed information about the Master Funds’ investment strategy that is more appropriate for the summary or the body of the prospectus. In addition, information about the managing owner, the index sponsor, and the ownership of various service marks does not appear to be appropriate for the cover page. Please revise to substantially reduce the amount of information on the cover page.

Response:

We respectfully submit that the information provided on the cover page relating to the Master Funds’ investment objective and strategy, the Managing Owner, the index sponsor and the service marks complies with the requirements of Form S-1 and Item 501 of Regulation S-K and is consistent with custom and practice among commodity pools and, in particular, among exchange-traded commodity pools. See the cover pages of the registration statements cited in response to Comment 1, above. See also PowerShares DB Commodity Index Tracking Fund (SEC Registration No. 333-125325), United States Oil Fund, LP (SEC Registration No. 333-124950), iShares GSCI Commodity-Indexed Trust (SEC Registration No. 333-126810), and PowerShares DB G10 Currency Harvest Fund (SEC Registration No. 333-132484).

October 16, 2006

Summary

Purchases and Sales in the Secondary Market, on the Amex, page 1

5.	We note that shares are expected to be sold to the public at prices that are expected to reflect a number of factors, such as the Amex trading price and the supply and demand for shares. Please revise to clarify who will actually determine the prices in these sales, or whether the prices will be negotiated between the buyer and the Authorized Participant.

Response:

There is no agreement between the Trust and the Authorized Participants regarding the terms on which an Authorized Participant may sell Shares of any Fund or engage in a selling effort in respect of Shares of any Fund. Consequently, the Managing Owner is unable to clarify who will actually determine the prices in these sales or whether the prices will be negotiated between the buyer and the Authorized Participant.

We respectfully submit that the referenced disclosure is directly traceable to similar disclosure in the prospectus of PowerShares DB Commodity Index Tracking Fund (“DBC”) and that such disclosure was the result of three rounds of comments and responses between the staff and the Managing Owner. See (i) Comment No. 45 of your letter of July 22, 2005 addressed to the Managing Owner and the response filed in connection with Pre-Effective Amendment No. 2 of DBC, (ii) Comment No. 16 of your letter of August 25, 2005 addressed to the Managing Owner and the response filed in connection with Pre-Effective Amendment No. 3 of DBC, and (iii) comment No. 2 of your letter of October 13, 2005 and the response filed in connection with Pre-Effective Amendment No. 4 of DBC.

Furthermore, substantially similar disclosure appears in the prospectus of each other exchange-traded commodity pool and analogous exchange-traded registered collective investment vehicle with comparable capital formation systems. See the prospectuses of the exchange-traded commodity pools referenced in our response to Comment No. 4, above. See also the prospectuses of iShares Comex Gold Trust (SEC Registration No. 333-112589), streetTRACKS Gold Shares (SEC Registration No. 333-105202), iShares Silver Trust (SEC Registration No. 333-125920), CurrencyShares Euro Trust (SEC Registration No. 333-125581), CurrencyShares Swiss Franc Trust (SEC Registration No. 333-132364), CurrencyShares Swedish Krona Trust (SEC Registration No. 333-132366), CurrencyShares Mexican Peso Trust (SEC Registration No. 333-132367), CurrencyShares Canadian Dollar Trust (SEC Registration No. 333-132363), CurrencyShares British Pound Sterling Trust (SEC Registration No. 333-132361), and CurrencyShares Australian Dollar Trust (SEC Registration No. 333-132362). In light of the foregoing, we respectfully submit that the referenced disclosure has been standardized with respect to exchange-traded commodity pools and analogous exchange-traded registered collective investment vehicles with comparable capital formation systems.

October 16, 2006

Investment Objectives and the Index, page 4

6.	Please briefly describe the terms “block order execution rule” and “average price orders” and how these characteristics may improve liquidity and best execution.

Response:

We have deleted the (i) last sentence of the third bullet on Page 5 and (ii) average price order paragraph on Pages 73-74 in response to the foregoing comment.

7.	We refer to your statement on page 5 that the Index Base Weights, aside from adjustments necessary to include the Euro, have been fixed since inception. Please clarify whether this statement refers to the components of the Index (i.e. – the specific currencies) or whether it refers to the base weight percentages listed in the table on page 5. To the extent the percentages may be adjusted over time, please disclose how often the Index is re-balanced.

Response:

In response to the foregoing comment, we have modified the referenced disclosure on page 6 to clarify that this statement refers to the Index Base Weights of the U.S. Dollar Index (“USDX®”) listed in the referenced table, and not the Indexes. Because the Indexes reflect the changes in the long and short market value of DX Contracts, respectively, and not the Index Currencies that underly the USDX®, the Indexes are not re-balanced in the event of an adjustment to the Index Base Weights. The DX Contracts reflect the changes of the USDX®. The USDX® reflects the aggregate of the notional amounts of the underlying Index Currencies. The USDX® has not been re-balanced since inception in March 1973, except for the changes necessitated by the introduction of the Euro. If the USDX® is re-balanced in the future, the prospectus will be revised accordingly.

October 16, 2006

Shares Should Track Closely the Value of the Index, page. 6

8.	Please confirm that you will not disclose daily NAV to any market participants, including Authorized Participants, prior to publishing it publicly.

Response:

We hereby confirm that daily NAV will not be disclosed to any market participants, including Authorized Participants, prior to publishing it publicly.

Limitation of Liabilities, page 8

9.	Please advise us as to whether your counsel will opine that the debts, liabilities, obligations, claims and expenses of each fund will be enforceable against the assets of that fund only. Also, please tell us whether you intend to file the liability opinion as an exhibit to the registration statement. Finally, please revise the disclosure to identify counsel and file counsel’s consent as an exhibit.

Response:

The Exhibit 5 opinion of Richards, Layton & Finger, P.A., special Delaware counsel to the Trusts, a form of which is being filed as an exhibit to Pre-Effective Amendment No. 1, includes an opinion that each Fund shall be entitled to the benefits of the limitation on inter-series liability set forth in Section 3804(a) of the Delaware Statutory Trust Act. The opinion assumes that certain factual requirements of Section 3804(a) of the Delaware Statutory Trust Act have been, and continuously will be, met and is subject to normal qualifications relating to bankruptcy, moratorium, fraudulent conveyance and similar laws relating to creditors’ rights and general principles in equity. We have revised the disclosure in “Legal Matters” on page 115 to identify counsel in response to the foregoing comment.

Risk Factors

Value of USDX may vary from other calculations due to different data..., page 26

10.	Please expand this risk factor to identify the other data sources that may differ from the sources used by USDX in determining the value of the index. In addition, please clarify why these other sources may materially differ from the sources used by USDX.

Response:

We have deleted this risk factor from the prospectus.

October 16, 2006

Investment Objectives, page 32

11.	Please disclose the significance of the date December 31, 1986 and why it is considered to be the “Base Date” for purposes of presenting historical performance data of the index. We note, for example, that the index has been calculated since March 1973.

Response:

We have added disclosure in response to the foregoing comment to the effect that December 31, 1986 was chosen as the Base Date because the DX Contract started trading in 1985 and reasonably accurate pricing data was not available prior to December 31, 1986. Please see the sub-section “Investment Objectives” on pages 5, 29 and 36.

Historical Closing Levels, page 34

12.	Please advise us as to why you believe it is appropriate to include hypothetical performance data in Part One of the prospectus. This comment refers to all of the tables found on pages 35-48 of the prospectus.

Response:

Please note that the term “hypothetical” is used to refer to the portion of the Index prior to its inception in August 2006, in accordance with applicable rules of the CFTC. Only actual historical trading data was used to calculate the closing levels during the period disclosed. We have retained the hypothetical performance legends to comply with applicable rules of the CFTC.

We believe the inclusion of the historical performance of each Index is appropriate to include because it is highly material to an investor’s investment decision, as the investment objective of each of the Funds is to track its corresponding Index over time. Moreover, we respectfully submit that inclusion of past performance of the relevant Index is usual and customary for comparable index-tracking ETFs and exchange-traded commodity pools.

October 16, 2006

13.	Please tell us why you did not include the fees to be paid in connection with the offered fund when calculating the “total return.” We note that the total return includes the interest income that would have been paid to the funds but appears to exclude the applicable fees that would have been payable.

Response:

The historical closing level information presented represents the historical closing levels of the total return version of the Index, not of any investment fund. We respectfully submit that this is suitably disclosed in the footnotes to the tables.

14.	Please revise the tables to include introductory explanatory paragraphs that describe the content and purpose of each table. For example, there is no description of what “correlation” is and the inherent benefit/limitations of non-correlation. Also, please explain why you have chosen to compare the hypothetical returns of the funds with the S&P 500, JP Morgan U.S. Treasury, the DBCLI and the NAR Home Sales indices.

Response:

We have added disclosure in response to the foregoing comment to the effect that (i) “correlation” is a statistical term which in this context describes the degree to which two or more asset classes show a tendency to rise or fall in value together, (ii) diversification of an investment portfolio among asset classes that are not correlated with each other tends to reduce overall volatility and risk in the portfolio as a whole, and (iii) we have chosen to compare the hypothetical returns of the Indexes with the S&P 500, the JP Morgan U.S. Treasury, the DBCLI and the NAR Home Sales indices to show the degree of correlation between the Index (a currency index) and indices commonly used to measure the performance of the equity, fixed income, commodity and real estate markets, respectively. Please see pages 41 and 56.

October 16, 2006

15.	We refer to the correlation tables on pages 37 and 43. Please clarify why you have designated December 31, 1988 and January 31, 1989 as the starting dates for the tables. We further note that the excess return for the long index declined by nearly 20 percent in 1987 and the excess return for the short index increased by over 23 percent in 1987. It appears that excluding this data from your tables may materially affect the volatility figures shown. Please tell us why excluding this data is appropriate.

Response:

Please note that the dates December 31, 1988 and January 31, 1989 in each of the correlation tables were typographical errors. Therefore, we have revised the volatility tables on pages 41 and 56 to reflect that the correct starting date, which is December 31, 1986 for each of the tables, except for the correlation table, for which the starting date is December 31, 1988 (because that date is the earliest date on which data is available with which to calculate the DBLCI). We expect the correction of this error will assuage your concern.

Description of DX Contracts, page 51

16.	Please clarify why the price of DX Contracts are influenced by short-term interest rates.

Response:

The referenced disclosure has been modified to clarify that economic theory predicts, and markets demonstrate, that DX Contracts price in accordance with the Interest Rate Parity Formula (also known as the Covered Interest Arbitrage Formula), which describes an equilibrium relationship among the short-term interest rates associated with deposits in the relevant currencies and prices in the spot and futures markets for the relevant currencies. According to the Interest Rate Parity Formula, if actual exchange rates and short-term interest rates do not correspond to the equilibrium conditions described by the Interest Rate Parity Formula at any point in time, currency arbitrage opportunities arise and spot and futures prices of the relevant currencies will diverge or converge (as a result of arbitrage trading) to reflect such interest rate differentials (as they may shift from time to time) until the equilibrium relationship is restored. The example and subsequent disclosure immediately following the referenced disclosure demonstrates the application of the Interest Rate Parity Formula. Please see the sub-section “Pricing of DX Contracts” on pages 72-73.

October 16, 2006

17.	Please briefly describe the “other foreign exchange rate products” with which you compete and explain why your product may “reflect trends more efficiently.”

Response:

We have modified the referenced disclosure to replace the phrase “other foreign exchange rate products” with “foreign exchange rate products that are linked to the relationship between the dollar and other currencies individually.” We have also modified the captioned disclosure to state that the Index may “reflect broad-based trends more efficiently…” (emphasis added). We respectfully submit that these clarifications are sufficient to address the foregoing comment, as the remainder of the disclosure under the sub-heading “Superior Technical Applications” on page 73 addresses directly and explains why an index is more likely to reflect broad-based trends more efficiently than single-currency foreign exchange rate products.

18.	We refer to your discussion of the “Block Order Execution Rule.” Please explain how this rule “prevents price slippage.” It would appear that extremely large orders would still experience some price slippage in that the best bid and offer price for the entire order would likely be at a discount to market price. Please revise or advise.

Response:

We have deleted the sub-heading “Block Order Execution Rule” on page 73 and the disclosure thereunder in response to the foregoing comment.

Plan of Distribution

Initial Purchaser, page 90

19.	Please disclose that the Initial Purchaser will be deemed to be an underwriter. We note your statement that the Initial Purchaser will only be deemed to be an underwriter if it engages in the activities noted under the heading, “Likelihood of Becoming a Statutory Underwriter.” Please revise to remove this qualification.

Response:

We have revised the referenced disclosure on page 114 in response to the foregoing comment.

October 16, 2006

20.	Refer to the second column on page 91. Please explain to us your reference to “relief” available with respect to being statutory underwriters. Revise the disclosure as appropriate to clarify the reference.

Response:

We have deleted the last sentence of the first paragraph under the sub-heading “Likelihood of Becoming a Statutory Underwriter” in response to the foregoing comment. Please see page 114.

Exhibits

21.	Please file your legal and tax opinions with the next amendment or provide draft opinions for us to review.

Response:

We are filing forms of the opinions with Pre-Effective Amendment No. 1.

*             *             *

We are filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently with the filing of this letter.

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5458 or call my partner, Jim Munsell, at (212) 839-5609.

Very truly yours,

/s/ Michael J. Schmidtberger
Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich
Gregory Collett